UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of April 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2007

VEOLIA ENVIRONNEMENT

By:	/s/ Henry Proglio
Name: Henry Proglio
Title: Chairman and CEO

35

# Notice and information brochure

## Combined Ordinary and Extraordinary Shareholders' Meeting

2007

**May 10, 2007 at 3:00 pm**

At La Grande Arche de La Défense

VEOLIA ENVIRONNEMENT

VEOLIA
ENVIRONNEMENT

Public Limited Company with a Board of Directors,
And share capital of 2,063,132,750 euros

Corporate Headquarters:
36-38, avenue Kléber – 75116 Paris
403 210 032 RCS Paris

Information – shareholders:
0 805 800 000 – Toll-free number in France
(no charge, except in Overseas Departments and Territories)

# Summary

*Note: This document is a free translation into English from the original version in French and is provided solely for the convenience of English speaking readers.*

## NOTICE

**of the Combined Ordinary and Extraordinary Shareholders' Meeting of Thursday, May 10, 2007**

Shareholders are invited to intend the Combined Ordinary and Extraordinary Shareholder's Meeting
on Thursday, May 10, 2007 at 3:00 p.m at La Grande Arche de La Défense
Paris Expo
Espace Grande Arche
92044 Paris-La-Défense

Information – shareholders:

0 805 800 000 – Toll-free number in France
(no charge, except in Overseas Departments and Territories)

# Letter from the Chairman and Chief Executive Officer

Dear Shareholders,

I enclose in this notice of meeting a documentation pack containing all the information you need to attend the Combined General Meeting of **Veolia Environnement** to be held at La Grande Arche de La Défense, at 3.00 p.m. on May 10, 2007.

At this Meeting, which will be attended by the members of the Group's Board of Directors and by its managers, you will be informed of Veolia Environnement's 2006 results and of its prospects for 2007. You will also have an opportunity to ask questions and, of course, to vote on the draft resolutions submitted for your approval.

I very much hope that you will be able to take part:

- by attending the Meeting in person; or
- by appointing your spouse or partner or another shareholder to represent you; or
- by authorizing me to vote on your behalf, as Chairman; or
- by voting by post.

May I take this opportunity to express my sincere gratitude for your confidence, and for your continued support for the Group.

Bien cordialement à vous

**Henri Proglio**

# Brief review of Veolia Environnement's consolidated results and financial position

## General context

Veolia Environnement's strategy of seeking growth in environmental services through long-term contracts has enabled a further increase in activity levels, with revenue up 11.9%. This has been accompanied by continuing improvement in profitability, with recurring operating income up 16.7% and recurring net income up more than 20%.

This performance results from the development choices made in all business lines, mainly in Europe, Asia and North America, and from the Company's ability to generate cost savings and synergies and from have its contracts renewed.

These choices are reflected in the new contracts in water and energy services, in targeted acquisitions aimed at consolidating positions (as in waste management in the UK and Belgium) and in the development of new activities directly connected with the Company's know-how, such as the acquisition of the shareholding in SNCM and the signature of a framework agreement with CMA CGM in the field of combined road/rail transport.

Veolia Environment's ability to generate cost savings and synergies is reflected in particular in the net additional recurrent savings of €104 million made under the Veolia 2005 programme. In all, the efficiency plan has generated €406 million recurrent cost savings. In addition to these savings and synergies, programmes have been undertaken to strengthen the Company's organisation.

This is lasting, long-term, profitable growth, with forward-looking choices being made in training and R&D. Veolia Environment has decided to increase the scale of its training programmes in 2006 by forming regional campuses in France. In Research, the work on projects on optimisation and management of water resources has been stepped up.

## Leadership position confirmed. Numerous business successes in growing markets

Total consolidated revenue amounted to €28,620 million versus €25,570 million in 2005, up 11.9% at current exchange rates.

Veolia Environnement continued its expansion in all its business sectors, which all posted double-digit growth. In municipal outsourcing, the Company won new contracts in the Water division in the Czech Republic, Slovakia (winning the first calls for tenders launched in that country), the Middle East and Asia, in the Environmental Services (waste management) division in the United Kingdom and Asia, in the Energy division in Italy and France, and in the Transport division in the United States. Moreover, the Company recorded many successes in the industrial field in France as well as in China, the United Kingdom and Germany. In addition, Veolia Environnement made targeted acquisitions, leading to growth and cost synergies, in particular, the purchase of Cleanaway in the waste management business in the United Kingdom and several small companies in the transportation sector in the United States.

## Further improvement in profitability

Recurring operating income increased by 16.7% at current exchange rates (up 16.4% at constant exchange rates) to €2,222.2 million versus €1,903.6 million in 2005. This increase resulted from growth in business, the continuous improvement in productivity and the greater degree of maturity in the portfolio of contracts built up over the last few years. The recurring operating margin continued to show significant improvement, reaching 7.8% in 2006 from 7.4% in 2005. Operating income rose to €2,132.9 million versus €1,892.9 million in 2005, up 12.7% at current exchange rates, taking into account exceptional provisions booked in the transportation business in Germany.

Growth in recurring operating income by division was as follows:

- Veolia Water's recurring operating income rose by 16.3% at constant exchange rates to €1,163.4 million.

  In France, operating income benefited from the good performance of the distribution and works businesses.

  In Europe, operating performances on existing contracts in the United Kingdom and the launch of new contracts notably in Germany and Central Europe, paved the way for a further improvement in profitability. Income in Asia and in the Africa/Middle East zone accelerated significantly during the year. Lastly, profitability in the engineering and technological solutions businesses showed strong improvement.

- Veolia Environmental Services' (the waste management division) recurring operating income increased 17.6% at constant exchange rates to €648.3 million.

  In France, the operating performance continued to improve.

  Outside France, the strong growth in operating income resulted, in the United Kingdom, from the very good performance on integrated contracts (notably in Hampshire and the start-up of the new Sheffield incinerator) and the consolidation of Cleanaway in the fourth quarter of the year. In North America, results benefited from the good performance of the solid waste, industrial services and waste-to-energy businesses.

- Veolia Energy's recurring operating income rose 16.2% at constant exchange rates to €377.7 million.

  In France, margins remained stable despite the unfavorable weather conditions in the fourth quarter.

  Outside France, the contribution from Central European countries (Poland and the Czech Republic) grew significantly.

  The positive contribution from sales of surplus greenhouse gas emission rights offset the price decrease linked to the rapid rise in energy prices in some countries.

- Veolia Transport's recurring operating income declined 14.4% at constant exchange rates to €100.1 million. Operating income amounted to €13.6 million.

  In France, profitability improved in particular in the urban business and in the Greater Paris Area and because of the consolidation of SNCM that made a contribution in line with the Company's market plan.

  Outside France, performances were satisfactory in Benelux and Australia, while the rapid growth in North America was impacted by new contract start-ups and reorganization costs. In Nordic countries, the turnaround plan continued to be implemented. A decision was made to sell the business in Denmark, leading to its adjustment in market value and its accounting treatment as a discontinued operation.

  In addition, given the difficulties encountered in certain contracts in Germany during the starting phase, an impairment charge and exceptional provisions totaling €86.5 million lowered the contribution from operating income of the Transport division to €13.6 million.

## Strong increase in net income

Driven by the combined effect of good operating results and tight control of borrowing costs, consolidated recurring net income rose to €762.0 million in 2006 versus €630.2 million in 2005, an increase of 21%.

Non-diluted net earnings per share amounted to €1.93, up 21.4%.

Net income reached €758.7 million in 2006 compared with €622.2 million in 2005. Net income in 2006 included net non-recurring items that totaled -€3.3 million. These included, in particular, a €52.5 million net capital gain on the disposal of Southern Water shares, negative impacts of €51.9 million related to the planned sale of the transportation business in Denmark and €86.5 million linked to the impairment charge and provisions booked in Germany for the Transport division, and a positive impact of €86.2 million from the restructuring of the US tax group.

## Strong cash flow generation

Cash flow from operations before tax and interest expense (EBITDA) [1] from continuing operations [2], came to €3,852.4 million versus €3,537.6 million at December 31, 2005, an 8.9% increase that reflects the growth of the business, the maturity of contracts and efforts made to improve productivity.

After taking into account the repayment of operating financial assets (€438.1 million versus €320.6 million at December 31, 2005), total cash generation was €4,282.5 million versus €3,862.5 million, a 10.8% increase. The Group, furthermore, continued its active asset management policy and disposed of assets and equity interests amounting to €354.9 million.

Thus, the cash flow generated was able to cover financial expenses and current tax, all maintenance capital expenditures (€1,411 million), current growth and development capital expenditures that totaled €1,010 million and the new operating financial assets (€361 million), as well as the change in working capital requirement resulting from growth in business. Free cash flow before major new projects [3] came to €901 million versus €555 million in 2005.

The Company continued to pursue its growth by investing in major new projects and targeted acquisitions which together amounted to €1,424 million. A significant part, in particular, was used to purchase Cleanaway in the United Kingdom and the Biffa subsidiary in Belgium in the waste management business, acquire the holding companies linked to the Kunming and Liuzhou contracts (China) and finance the costs incurred in winning the Poprad and Banska Bystrica (Slovakia) contracts in the water business, acquire companies in Italy in energy services as well as companies acquired in the transportation business: SNCM (France), Shuttleport and Supershuttle (United States) and Dunn Line (United Kingdom).

After these investments and the dividend payment, net financial debt [4] at December 31, 2006 was €14.7 billion compared with €13.9 billion at December 31, 2005, primarily due to the acquisition of Cleanaway in the United Kingdom.

The Company financed all its growth while improving its financial structure: the ratio of net financial debt / (cash flow from operations + repayment of operating financial assets) improved and stood at 3.4x at December 31, 2006 versus 3.6x at December 31, 2005.

## Improvement in the after-tax return on capital employed (tangible and intangible assets): 10.8%, objective met one year ahead of schedule

In line with the objectives set by the Company, the after-tax return on capital employed further increased from 10.2% in 2005 to 10.8% in 2006, due to the combined impact of the increased maturity of contracts, the continued efforts to drive efficiencies and the control of capital employed.

## Dividend

Taking into account the results, the Board of Directors has decided to propose a dividend per share of €1.05, representing an increase of 23.5% to the Annual Shareholders' Meeting to be held on May 10, 2007.

(1) Operating cash flow before changes in working capital, as defined by the Conseil national de comptabilités (CNC) recommendation dated October 27, 2004.

(2) Cash flow from discontinued operations totaled +€4.3 million in 2005 and -€8.0 million in 2006.

(3) Operating cash flow before changes in working capital - income taxes paid - interest paid - investments except major new projects and acquisitions +/- change in operating financial assets +/- change in WCR + proceeds on disposal of industrial assets and miscellaneous and other + proceeds from issuance of common stock from minority interests subscriptions.

(4) Long-term borrowings and short-term borrowings + bank overdrafts - cash and cash equivalents - revaluation of fair value hedge instruments.

# Statutory results over the past five years

| *(in thousands of euros)* | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| **Capital at the end of the financial year:** | | | | | |
| Shareholders' equity | 2,063,133 | 2,039,353 | 2,032,110 | 2,025,353 | 5,458,451 |
| Number of shares issued | 412,626,550 | 407,872,606 | 406,421,983 | 405,070,515 | 405,070,459 |
| **Financial year transactions and results:** | | | | | |
| Revenue, excluding taxes | 337,591 | 305,841 | 286,161 | 361,207 | 347,536 |
| Income before tax, amortization and provisions | 231,828 | 24,732 | 406,688 | 489,574 | 122,062 |
| Company tax | (235,792) | (228,473) | (145,079) | (245,220) | (174,933) |
| Income after tax, amortization and provisions | 414,945 | 388,429 | 525,658 | 638,910 | 47,983 |
| Amount of distributed income | 417,241 (a) | 336,341 | 265,417 | 217,917 | 217,758 |
| **Income per share** *(in euros)*: | | | | | |
| Income after tax, before amortization and provisions | 1.14 | 0.62 | 1.36 | 1.81 | 0.73 |
| Income after tax, amortization and provisions | 1.01 | 0.95 | 1.29 | 1.58 | 0.12 |
| Dividend allocated to each share | 1.05 | 0.85 | 0.68 | 0.55 | 0.55 |
| **Personnel:** | | | | | |
| Number of employees (annual average) | 304 | 231 | 231 | 236 | 153 |
| Total payroll | 39,173 | 32,135 | 27,804 | 25,140 | 16,205 |
| Amount of sums paid as welfare benefits (Social Security, benevolent works, etc.) | 15,549 | 13,704 | 11,647 | 10,823 | 6,878 |

Note: negative amounts are in brackets.
(a) Subject to the number of Company shares held by the Company (treasury shares) on the payment dividend date.

# General provisions relating to participation in the Combined General Meeting

All shareholders may participate in the Combined General Meeting, regardless of the number of shares they own.

The right of shareholders to participate in the Meeting is subject to their shares being registered in their name or in the name of the intermediary acting on their behalf on the third business day preceding midnight on the date of the Meeting Paris time, either in the registered share accounts kept by the Company or in the bearer share accounts kept by the authorized intermediary.

Registration of the shares in bearer share accounts kept by financial intermediaries must be proved by a certificate of participation issued by such intermediaries, attached:

- to the postal voting form;
- to the voting proxy form; or
- to the request for an admission card in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

Shareholders who wish to attend this Meeting personally must make a request to do so by returning their voting form either directly to Société Générale, Département des titres et Bourse, in the case of registered shareholders, or to their financial intermediary in the case of shareholders owning bearer shares. They will then receive an admission card.

Shareholders who wish to attend this Meeting should request their admission card using the form attached to this letter. The admission card is essential in order to participate in the Meeting. Shareholders will be asked to produce the admission card upon signing the attendance register.

No arrangements have been made for videoconferencing or other means of telecommunication for this Meeting, and therefore no site of the kind referred to in Article 119 of Decree no. 67-236 of March 23, 1967 will be set up for this purpose.

If they do not wish to attend the Meeting in person, shareholders can elect one of the following three options:

- to appoint their spouse or another shareholder as their proxy;
- to authorize the Chairman of the Meeting to vote on their behalf;
- to vote by post.

In order to do so, shareholders must use the proxy and postal voting form attached.

Duly-completed postal voting forms must be sent:

1) in the case of registered shareholders, to the Company's representative, Société Générale Département des titres et Bourse, Service des assemblées, 32, rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, at the latest three days before the Meeting; or
2) in the case of shareholders owning bearer shares, to their financial intermediary, as soon as possible, in order for the latter to be able to send the form to Société Générale accompanied by a certificate of participation, at the latest three days before the Meeting.

In all cases the owners of bearer shares must attach the certificate of participation, issued by their financial intermediary.

Advance notice of this Meeting as required by Article 130 of Decree no. 67-236 of March 23, 1967 (as amended by the Decree of December 11, 2006) is published in the *Bulletin des annonces légales obligatoires* (Official Gazette) dated April 4, 2007.

## How to fill in the form?

**You wish to vote by mail:** check here and follow the instructions.

**You wish to attend the meeting in person:** check box A.

**You wish to vote by mail or by proxy:** check box B.

**You wish to authorize the Chairman of the Meeting to vote on your behalf:** please date and sign at the bottom and do not complete (2) and (3).

**You wish to authorize a person to vote on your behalf, who will be present at the Meeting:** check here and include the contact details of this person.


ASSEMBLÉE GÉNÉRALE MIXTE
DU 10 MAI 2007
COMBINED GENERAL MEETING
OF MAY 10, 2007
VEOLIA ENVIRONNEMENT
CADRE RÉSERVÉ / FOR COMPANY USE ONLY
JE DONNE POUVOIR AU PRÉSIDENT
I HEREBY GIVE PROXY TO THE CHAIRMAN
VOTE PAR CORRESPONDANCE / VOTE BY MAIL
POUVOIR À UNE PERSONNE DÉNOMMÉE / REPRESENTATION BY PROXY
à la banque/to the bank: 07/05/2007, May 7, 2007.

**Insert here** your last and first names and address or please verify this information if it is already included.

Regardless of your choices please date and sign here.

# Composition of the Board of Directors



**HENRI PROGLIO**

Chairman and Chief Executive Officer

57 year old

*First appointment: 30/04/2003*
*Term of office: 2009 General Meeting*



**JEAN AZÉMA**

Chief Executive Officer of Groupama

54 year old

*First appointment: 30/04/2003*
*Term of office: 2009 General Meeting*



**DANIEL BOUTON**

Chairman and Chief Executive Officer of Société Générale

56 year old

*First appointment: 30/04/2003*
*Renewal: 11/05/2006*
*Term of office: 2012 General Meeting*



**JEAN-FRANÇOIS DEHECQ**

Chairman of Sanofi-Aventis

67 year old

*First appointment: 11/05/2006*
*Term of office: 2012 General Meeting*



**JEAN-MARC ESPALIOUX**

Chairman and Chief Executive Officer of Financière Agache Investissement

55 year old

*First appointment: 30/04/2003*
*Renewal: 11/05/2006*
*Term of office: 2012 General Meeting*



**PAUL-LOUIS GIRARDOT**

Chairman of the Supervisory board of Veolia Eau - Compagnie Générale des Eaux

73 year old

*First appointment: 30/04/2003*
*Renewal: 11/05/2006*
*Term of office: 2012 General Meeting*



**PHILIPPE KOURILSKY**

Professor at the Collège de France

64 year old

*First appointment: 30/04/2003*
*Term of office: 2009 General Meeting*



**SERGE MICHEL**

Chairman of Soficot

80 year old

*First appointment: 30/04/2003*
*Renewal: 11/05/2006*
*Term of office: 2012 General Meeting*



### BAUDOIN PROT

**Chief Executive Officer and Director of BNP Paribas**

**55 year old**

***First appointment: 30/04/2003***
***Term of office: 2009 General Meeting***



### GEORGES RALLI

**Director, Vice President and managing partner of Lazard Frères**

**58 year old**

***First appointment: 30/04/2003***
***Renewal: 11/05/2006***
***Term of office: 2012 General Meeting***



### LOUIS SCHWEITZER

**Chairman of Renault**

**64 year old**

***First appointment: 30/04/2003***
***Term of office: 2009 General Meeting***



### MURRAY STUART

**73 year old**

***First appointment: 30/04/2003***
***Renewal: 11/05/2006***
***Term of office: 2012 General meeting***

## DIRECTORS WHOSE APPOINTMENT IS TO BE APPROVED BY THE GENERAL MEETING



### AUGUSTIN DE ROMANET DE BEAUNE

**Chief Executive Officer of Caisse des Dépôts et Consignations**

**45 year old**

***First appointment: 29/03/2007***
***(appointed tentatively by the Board to succeed Francis Mayer)***
***Term of office: 2009 General meeting***



### PAOLO SCARONI

**Chief Executive Officer of ENI (Italia)**

**60 year old**

***First appointment: 12/12/2006***
***(appointed tentatively by the Board to succeed Arthur Laffer)***
***Term of office: 2009 General Meeting***

# Agenda

## Ordinary General Meeting

1. Approval of reports and statutory financial statements for the 2006 financial year
2. Approval of consolidated financial statements for the 2006 financial year
3. Approval of the expenses and charges referred to in Article 39-4 of the *Code général des impôts*
4. Allocation of net income and payment date of dividends
5. Approval of regulated agreements and undertakings
6. Ratification of the appointment of a Director
7. Ratification of the appointment of a Director
8. Appointment of a principal Statutory Auditor
9. Appointment of an alternate Statutory Auditor
10. Authorization for the Board of Directors to trade in the Company's own shares

## Extraordinary General Meeting

11. Authorization for the Board of Directors to increase the share capital by issuing shares or securities convertible, immediately or over time, into the Company's shares, and reserved for members of savings plans, without preferential subscription rights in favor of such members
12. Authorization for the Board of Directors to increase share capital reserved for a category of beneficiaries, without preferential rights in favor of such beneficiaries
13. Authorization for the Board of Directors to award, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers
14. Harmonization of the articles of association with the provisions of the Decree of December 11, 2006
15. Authorization for the Board of Directors to decide, during a takeover bid period, to issue warrants with preferential rights to subscribe shares of the Company, including their free issue to all of the Company's shareholders
16. Authorization for the Board of Directors to act during a takeover bid period initiated for the shares of the Company, where the reciprocity rule applies

## Ordinary and Extraordinary General Meeting

17. Powers to carry out formalities

## Resolutions to be submitted to the Ordinary General Meeting

### Approval of the annual financial statements
*(Resolutions 1, 2 & 3)*

These resolutions relate to the approval of the annual financial statements (statutory and consolidated).

### Allocation of net income and dividend payment date
*(Resolution 4)*

It is proposed to allocate a global amount of 417,240,854 euros to dividends (this amount may be adjusted depending on the number of treasury shares owned by the Company at the time the dividends are paid) *i.e.*, 1.05 euro per share, to be paid on May 15 2007.

### Approval of regulated agreements and undertakings
*(Resolution 5)*

This resolution relates to the approval by the Meeting of the operations agreed upon or performed during the past financial year, as described in the special report of the Statutory Auditors.

### Ratification of the tentative appointments of two Directors
*(Resolution 6 & 7)*

It is proposed to ratify the appointment of Mr. Paolo Scaroni as Director. Since June 2005, Mr. Paolo Scaroni is Chief Executive Officer of ENI, one of the largest integrated oil companies in the world.

During its meeting held on December 12, 2006, the Board of Directors tentatively appointed Mr. Paolo Scaroni in replacement of Mr. Arthur Laffer, who resigned, until the term of office of the latter, *i.e.*, upon adjournment of the Shareholders' Meeting called in 2009 to approve the financial statements for the financial year ended December 31, 2008.

It is also proposed to ratify the appointment of Mr. Augustin de Romanet de Beaune as Director. Since March 7, 2007, Mr. Augustin de Romanet de Beaune is Chief Executive Officer of the Caisse des Dépôts et Consignations.

During its meeting held on March 29, 2007, the Board of Directors tentatively appointed Mr. Augustin de Romanet de Beaune in replacement of Mr. Francis Mayer, who died, until the term of office of the latter, *i.e.*, upon adjournment of Shareholders' Meeting called in 2009 to approve the financial statements for the financial year ended December 31, 2008.

### Appointment of the first principal and alternate Statutory Auditors
*(Resolutions 8 & 9)*

Since the office of the Statutory Auditor Salustro Reydel (member of KPMG International) shall expire upon adjournment of this Meeting, it is proposed to appoint KPMG SA as Statutory Auditor for a 6-year term, *i.e.*, upon adjournment of the Shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2012. The office of its alternate Statutory Auditor, Mr. Hubert LUNEAU, shall also expire. Therefore, it is proposed to appoint Mr. Philippe MATHIS for a 6-year term, *i.e.*, upon adjournment of the Shareholders' Meeting called to approve the financial statements for the year 2012.

### Authorization for the Board of Directors to trade in the Company's shares
*(Resolution 10)*

In order to ensure the continuity of its ability to intervene, it is proposed that the authorization given by the Annual General Meeting on May 11, 2006, in accordance with the European and AMF regulations, to enable the Company to repurchase its own shares up to a maximum of 10% of the share capital, be renewed.

This authorization is intended to enable the Company to intervene on the stock exchanges by buying back its shares (including by using derivative financial instruments) for the purposes authorized by applicable regulations, and particularly with a view to granting stock options to officers and/or

employees; awarding shares to employees, in order to allow them to participate in the Company's expansion; awarding shares for no consideration; delivering shares upon exercise of rights attached to combined securities, that give access to the share capital (including securities convertible into, exchangeable for or repayable by existing shares); entering into external growth transactions; trading in the shares of the Company in the context of a liquidity contract or through an investment services provider; or, if appropriate, cancelling shares repurchased in the context of a financial policy designed to maximize shareholder value.

Shares may be sold, bought or transferred at any time, including but not limited to, during a takeover bid period in order to allow transactions already scheduled, provided, however, that in such an event these transactions shall be limited to the following purposes: implementing any stock plan granted to officers and/or employees, delivering shares to third parties upon exercise of rights attached to securities giving access to share capital, delivering shares in connection with external growth transactions.

It is proposed to set the maximum purchase price at 90 euros per share with respect to shares bought on the market or over the counter in accordance with the share buyback program authorized by this General Meeting.

It is also proposed to renew the maximum amount that the Company may pay for the repurchase of its own shares at 1.5 billion euros.

This authorization is granted for an 18-month period from the date of this Meeting.

For your information, the Annual General Meeting held on May 11, 2006 set the maximum repurchase price at 60 euros per share. This Annual General Meeting had also set the maximum amount payable by the Company for the repurchase of its own shares at 1.5 billion euros.

## Resolutions submitted to the Extraordinary General Meeting

### Authorization for the Board of Directors to increase the share capital by issuing shares or securities convertible, immediately or over time, into the Company's shares, and reserved for members of savings plans, without preferential subscription rights in favor of such members

*(Resolution 11)*

In accordance with the provisions of Articles L. 225-129-6 and L. 225-138-1 of the Commercial Code, and of Articles L. 443-1 *et seq.* of the Labor Code, it is proposed to delegate to the Board of Directors the powers to increase the share capital by issuing shares reserved for employees, up to a maximum amount of 1% of the share capital at the time of the Board of Directors' decision.

The issue price of the new shares or other securities providing access to share capital, shall be determined in accordance with the provisions of Article L. 443-5 of the Labor Code and shall be at least equal to 80% of the Reference Price (*i.e.*, the average share price at the opening of the Eurolist market of Euronext Paris during the 20 trading days prior to the day of the decision setting the opening date for subscriptions).

If it deems it appropriate, the Board of Directors may reduce or suppress the aforementioned discounts in order to take into account the local legal, accounting, tax, and corporate regimes.

This authorization would be granted for a 26-month period.

The capital increases would take place through the issuance of shares reserved for employees of the Company and of companies affiliated with it in accordance with one or more Company Savings Plans. This authorization would supersede the prior authorization granted by the Annual General Meeting held on May 11, 2006 (resolution 23), which was used during the financial year 2005 up to a nominal amount of 9.7 million euros (*i.e.*, approximately 0.47% of the share capital).

For your information, the General Meeting held on May 11, 2006 authorized the Board of Directors to increase the share capital in favor of employees up to a maximum nominal amount of 15 million euros (*i.e.*, approximately 0.73% of the share capital).

## Authorization for the Board of Directors to increase the share capital reserved for a category of beneficiaries, without preferential rights in favor of such beneficiaries

*(Resolution 12)*

The purpose of this resolution is to authorize the Board of Directors of Veolia Environnement to increase the share capital in favor of a company owned by a banking institution, whose corporate purpose is to subscribe shares of Veolia Environnement in order to set up a structured offer of shares to the employees of subsidiaries of the Group located in certain jurisdictions such as Australia, China, South Korea, the United States of America, Israel and the Netherlands.

For local reasons (regulatory or otherwise), these employees cannot benefit from the offers designed for employees pursuant to the eleventh resolution of this Meeting. The subscription with a discount by the aforementioned company of shares of Veolia Environnement would allow these employees to benefit from employee shareholding plans equivalent in terms of economic profile to those available to the other employees of the Veolia Environnement Group.

The issue price of the shares to be issued pursuant to this resolution shall be set by the Board of Directors and shall be equal to the average opening price of the Company's shares on the Eurolist of Euronext Paris during the twenty trading sessions prior to the day of the decision setting the opening date for subscriptions pursuant to the eleventh resolution of this Meeting less a 20% maximum discount. The Board of Directors, if deemed appropriate, may decide to reduce or eliminate the aforementioned discounts, in order to take into account, *inter alia*, the legal, accounting, tax and corporate regimes applicable locally

The maximum number of shares that may be issued pursuant to this resolution amounts to 0.2% of the share capital at the time of the Board of Directors' decision. This authorization shall be valid for an 18-month period.

## Authorization for the Board of Directors to award, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers

*(Resolution 13)*

In accordance with the provisions of Articles L. 225-197-1 *et seq.* of the Commercial Code, it is proposed to enable the Board of Directors to award newly issued or existing shares (excluding preference shares), for no consideration, up to a limit of 0.5% of the share capital, to such beneficiaries as it may determine among the employees of the Company or companies or groups affiliated with the Group in accordance with the conditions set by applicable regulations. In the context of this delegation, the Board would also have the power to determine the conditions and the criteria, if any, for being granted such shares. It is contemplated to carry out this authorisation over a 2-year period up to approximately 0.2% of share capital in 2007.

The granting of these shares to their beneficiaries shall only become final at the end of the minimum acquisition period set by law (currently 2 years for residents in France and 4 years for residents outside France) and the beneficiaries shall hold these shares during the statutory minimum period (for residents in France currently 2 years from the date of their final granting).

This authorization would be given for a 26-month period with effect from the date of this Meeting.

For your information, the Annual General Meeting held on May 12, 2005 authorized the Board of Directors to grant, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers up to a limit of 0.5% of the share capital; the Board of Directors did not use this authorization.

## Harmonization of the articles of association with the provisions of the Decree of December 11, 2006

*(Resolution 14)*

It is proposed to amend the articles of association (Article 22-3), in order to comply with the provisions of the Decree of March 23, 1967, as amended by the Decree of December 11, 2006, which provides that, in order to participate in General Meetings, the shares shall be recorded at least 3 days prior to the date of the

Meeting. This recording replaces the requirement to block shares held in bearer form until the date of the Annual General Meeting, as provided before by applicable regulations.

## Authorization for the Board of Directors to decide, during a takeover bid period, to issue warrants with preferential rights to subscribe shares of the Company, including their free issue to all of the Company's shareholders

*(Resolution 15)*

Pursuant to Article L. 233-32-II of the Commercial Code, as provided for by the law of March 31, 2006 (*"Loi Breton"*), it is proposed to the General Meeting to authorize the Board of Directors to issue warrants, for no consideration, or with preferential terms, in the event that the Company is subject to a hostile takeover bid. This issue shall take place subject to applicable law.

This authorization may be carried out only during a takeover bid period where the so-called "reciprocity rule" is applicable, that is to say in the case where a non-solicited takeover bid is initiated by an entity which is not required to obtain the prior approval of its Shareholders' Meeting in order to take defence measures during a takeover bid period, or which is controlled by an entity to which this requirement does not apply.

It is proposed that the maximum nominal value of the share capital increase resulting from the issue of these warrants be fixed at 513 millions euros, i.e., 25% of the share capital.

Given that the limit is set at 25% of the share capital, the purpose of this resolution is not to frustrate a hostile bid but to protect the shareholders' interests by encouraging the bidder to raise the offered consideration, if it is deemed to be insufficient.

The General Meeting would also delegate to the Board of Directors the ability to determine the characteristics of these warrants (including their price and conditions of exercise), it being mentioned that, in accordance with applicable laws, these warrants shall become null and void, should the bid fail.

Pursuant to applicable statutory limitations, the term of validity of this authorization would be set as 18 months from the date of this Meeting.

## Authorization for the Board of Directors to act during a takeover bid period initiated for the shares of the Company, where the reciprocity rule is applicable

*(Resolution 16)*

It is proposed to the General Meeting to authorize the Board of Directors to carry out certain financial delegations during a takeover bid period where the reciprocity rule is applicable, that is to say in the case where a non-solicited takeover bid is initiated by an entity which is not required to obtain the prior approval of its Shareholders' Meeting in order to take defence measures during a takeover bid period, or which is controlled by an entity to which this requirement does not apply.

Should the reciprocity rule be applicable, the financial authorizations which may be carried out by the Board of Directors during a takeover bid period are provided for by the tenth (trading in the Company's own shares), eleventh (capital increase reserved for members of savings plan), twelfth (capital increase in favour of a category of beneficiaries) and thirteenth resolutions (awarding of shares for no consideration), subject to their approval by this General Meeting, and the seventeenth (capital increase subject to preferential subscription rights), eighteenth (capital increase without preferential subscription rights), nineteenth (capital increase by incorporation of premiums, reserves, profits or other items), twentieth (increase of the number of shares to be issued in case of capital increase), twenty-second (capital increase without preferential subscription rights as consideration for contributions in kind comprised of shares or other securities providing access to share capital), twenty-fourth (awards of options to subscribe for or purchase shares) and twenty-sixth (cancellation of shares held by the Company) resolutions approved by the Extraordinary General Meeting held on May 11, 2006.

This draft resolution is based on Article L. 233-33 al. 2 of the Commercial Code, as provided for by the law of March 31, 2006 (*Loi Breton*), which provides that the Board of Directors shall be expressly authorized to take any action, which may result in the frustration of the bid.

Pursuant to applicable statutory limitations, the term of validity of this authorization would be set as 18 months from the date of this Meeting, provided, however, that the authorizations referred to above shall be still valid at the time this resolution is carried out.

# Draft resolution for the Ordinary and Extraordinary General Meeting of Shareholders of May 10, 2007

## Ordinary General Meeting

### First resolution

**Approval of reports and statutory financial statements for the 2006 financial year**

The General Meeting, having examined the report of the Chairman of the Board of Directors relating to the work of the Board of Directors and to internal control procedures, and the reports of the Board of Directors and of the Statutory Auditors on the statutory financial statements for the 2006 financial year, approves the statutory financial statements for the 2006 financial year as presented, and the transactions reflected therein and summarized in these reports.

### Second resolution

**Approval of consolidated financial statements for the 2006 financial year**

The General Meeting approves the 2006 consolidated financial statements, as presented and prepared in accordance with the provisions of Article L. 233-16 *et seq.* of the Commercial Code.

### Third Resolution

**Approval of the expenses and charges referred to in Article 39-4 of the *Code général des impôts***

Pursuant to Article 223 *quater* of the *Code général des impôts*, the General Meeting approves the Company's expenses and charges referred to in Article 39-4 of such Code, in a total amount of 2,415,732 euros which, because the Company reported a fiscal deficit, reduces the fiscal deficit that may be carried forward by the same amount.

### Fourth resolution

**Allocation of net income and payment date of dividends**

The General Meeting, at the proposal of the Board of Directors, approves the allocation of distributable earnings as follows:

| | |
|---|---|
| Profit for the year | EUR 414,945,460 |
| Retained earnings carried forward | EUR 732,650,010 |
| For a total amount of | EUR 1,147,595,470 |

To be allocated as follows:

| | |
|---|---|
| To the statutory reserve (5% of profit for the year) | EUR 20,747,273 |
| To dividends (EUR 1.05 x 397,372,242 shares) (1) | **EUR 417,240,854** |
| Retained earnings | EUR 709,607,342 |

(1) Shares held by the Company at December 31, 2006 have been subtracted. The total distribution figure may vary depending on the actual number of shares held by the Company on the dividend payment date. The Company held [illegible] shares as of December 31, 2006.

The dividend is set at 1.05 euro per share for each of the 397,372,242 shares carrying dividend rights. Individual shareholders who have their tax residence in France have the right to a 40% tax credit and a fixed tax credit with respect to such dividends.

All of Veolia Environnement's shares are eligible under this tax regime.

In accordance with legal provisions, the General Meeting notes that over the past three financial years the following dividends have been paid:

| *(in euros)* | 2003 | 2004 | 2005 |
|---|---|---|---|
| Total amount of dividends paid | 217,917,234 | 265,417,221 | 336,340,679 |
| Net dividend per share | 0.55* | 0.68** | 0.85*** |

* The tax credit was equal to 0.275 euro per share for shareholders that were individuals or legal entities benefiting from the parent-subsidiary regime, and 0.055 euro per share for legal entities not benefiting from the parent-subsidiary regime.
** Dividends were eligible for a tax credit of 50%.
*** Dividends were eligible for a tax credit of 40% and a fixed tax credit.

The General Meeting sets the payment date in respect of the dividend for the 2006 financial year as May 15, 2007. It is specified that in the event that, upon payment of such dividends, the Company holds some of its own shares in treasury, the amounts corresponding to dividends not paid for these treasury shares will be allocated to retained earnings.

### Fifth resolution

**Approval of regulated agreements and undertakings**

The General Meeting, having taken formal note of the Auditors' special report prepared pursuant to Article L. 225-38 of the Commercial Code, approves the agreements and undertakings mentioned in such report under the terms of Article L. 225-40 of the aforementioned Code.

## Sixth resolution

**Ratification of the appointment of a Director**

The General Meeting ratifies the decision of the Board of Directors, during its meeting of December 12, 2006, to appoint Mr. Paolo Scaroni as Director in replacement of Mr. Arthur Laffer and until the term of his office, *i.e.*, upon adjournment of the Shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2008.

## Seventh resolution

**Ratification of the appointment of a Director**

The General Meeting ratifies the decision of the Board of Directors, during its meeting of March 29, 2007, to appoint Mr. Augustin de Romanet de Beaune as Director in replacement of Mr. Francis Mayer and until the term of his office, *i.e.*, upon adjournment of the Shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2008.

## Eighth resolution

**Appointment of a principal Statutory Auditor**

The General Meeting, acting pursuant to the recommendation of the Board of Directors, decides to appoint KPMG SA, member of the regional association of Versailles, having its registered office 1, cours Valmy, 92923 Paris, Paris La Défense Cedex, RCS Nanterre, as Primary Statutory Auditor, from the date of this Meeting and for a period of 6 years expiring in 2013 upon adjournment of the Shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2012.

## Ninth resolution

**Appointment of an alternate Statutory Auditor**

The General Meeting, acting pursuant to the recommendation of the Board of Directors, decides to appoint Mr. Philippe Mathis, member of the regional association of Paris, having his registered office 54, avenue Marceau, 75008 Paris as Alternate Statutory Auditor, from the date of this Meeting and for a period of 6 years expiring in 2013 upon adjournment of the Shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2012.

## Tenth resolution

**Authorization for the Board of Directors to trade in the Company's own shares**

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary General Meetings, and having taken formal note of the report of the Board of Directors, authorizes the Board of Directors or its delegate subject to applicable law, in accordance with the provisions of Article L. 225-209 *et seq.* of the Commercial Code, to purchase the Company's shares in particular for the following purposes:

- implementing any stock option plan in accordance with Articles L. 225-177 *et seq.* of the Commercial Code;
- awarding or selling shares to employees in order to allow them to participate in the Company's expansion and in connection with any Company savings plan established under applicable law (in particular Articles L. 443-1 *et seq.* of the Labor Code);
- awarding shares for no consideration in accordance with Articles L. 225-197-1 *et seq.* of the Commercial Code;
- delivering shares upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, exercise of a warrant or in any other manner;
- delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, split-offs or contributions;
- developing the secondary market or liquidity in respect of Veolia Environnement shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to the deontological charter approved by the *Autorité des marchés financiers*;
- completing purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions;
- canceling all or a portion of repurchased shares.

This program would also allow the Company to proceed with any other objective currently authorized under existing laws and regulations, or which may in the future be authorized by

said laws and regulations. In such a case, the Company would inform shareholders by way of press release.

Share repurchases will be subject to the following conditions:

- the number of shares that the Company is allowed to purchase over the course of the share repurchase program may not, at any time, exceed 10% of share capital, or 412,626,550 shares as at the date hereof (this figure may be adjusted following changes in share capital that may occur after the date of this Shareholders' Meeting), it being mentioned that the number of shares acquired for holding and subsequent delivery in the case of mergers, split-offs or contributions shall not exceed 5% of the share capital; and
- the number of shares that the Company may hold at any given moment may not exceed 10% of the share capital at the date thereof.

Shares may be sold, bought or transferred at any time, including during a takeover bid period, provided, however, that such action shall not result in the frustration of the bid and that these operations shall be limited to the following purposes:

- implementing any stock option plan in accordance with Articles L. 225-177 *et seq.* of the Commercial Code;
- delivering shares to third parties upon exercise of rights attached to securities giving access to share capital through repayment, conversion, exchange, exercise of a warrant or in any other manner; or
- delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, split-offs or contributions.

Shares may be sold, bought or transferred by any means whatsoever, on the market or over-the-counter, including by block trades of securities (without limit to the proportion of the share repurchase program that may be carried out by this method), by public offers to purchase, sell or exchange of shares, or through the use of options or other financial derivatives traded on a regulated market or over-the-counter or through the delivery of shares following the issuance of securities entitled through conversion, exchange, redemption, exercise of a warrant or otherwise to shares of the Company. Transactions may be effected directly or indirectly through an investment services provider.

The maximum purchase price of the shares under this resolution shall be 90 euros per share (or the equivalent of such amount on the same date in any other currency), which shall apply only to acquisitions decided from the date of this Meeting and not to future transactions entered into pursuant to an authorization granted by a prior General Meeting that involves subsequent acquisitions of shares after the date of this Meeting.

The total amount allocated to the share repurchase program authorized herein shall not exceed 1,5 billion euros.

This authorization replaces any prior authorization granted to the Board of Directors to trade in the Company's shares, effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of eighteen months from this day.

The General Meeting grants the Board of Directors, in case of modification of the par value of the share, increase in capital through incorporation of reserves, granting of free shares, stock-split or reverse stock split, distribution of reserves or any other assets, amortization of capital or any other transaction affecting equity, the authority to adjust the aforementioned maximum purchase price to take into account the effect the foregoing transactions may have had on share value.

The General Meeting grants all powers to the Board of Directors, including the ability to sub-delegate its powers subject to applicable law, to decide upon and implement this authorization, to specify the terms thereof, if necessary, and to decide upon the conditions for effecting the share repurchase program and, in particular, to make any stock exchange order, to enter into any agreement, with a view to maintaining share purchase and sale registers, making all declarations to the *Autorité des marchés financiers* and any other authority that may take its place, performing all formalities and, generally, taking all necessary actions.

# Extraordinary General Meeting

### Eleventh resolution

**Authorization for the Board of Directors to increase the share capital by issuing shares or securities convertible, immediately or over time, into the Company's shares, and reserved for members of savings plans, without preferential subscription rights in favor of such members**

The General Meeting, acting in accordance with the quorum and majority criteria required for Extraordinary General Meetings, and having examined the report of the Board of Directors and the Auditors' special report, and pursuant on the one hand to the provisions of Articles L. 225-129-6 and L. 225-138-1 of the Commercial Code, and on the other hand to the provisions of Article L. 443-1 *et seq*. of the Labor Code:

1. grants to the Board of Directors, or its delegate subject to applicable law, the powers necessary to increase share capital at any time, on one or more occasions, by a maximum amount of 1% of the share capital at the date of the decision of the Board of Directors, by issuing shares or other securities giving access to the Company's capital reserved for members of one or more savings plans (or any other plan whereby, pursuant to the conditions set by law, such plan's members could be reserved a share capital increase under equivalent conditions) within the French and foreign companies falling within the Company's consolidation or accounts' consolidation scope pursuant to Article L. 444-3 of the Labor Code; it being specified that the total nominal amount of share capital increases that may be effected pursuant to this authorization, immediately or over time, shall be subject to the total cap set forth in paragraph 3 of the seventeenth resolution approved by the Extraordinary General Meetings of May 11, 2006 or any resolution having the same nature that may succeed the aforementioned resolution during the validity of this resolution;
2. sets the term of validity of the delegation of authority that is the subject of this resolution as twenty-six months from the date of this Meeting;
3. decides that the issue price for the new shares or the securities that provide access to share capital shall be determined under the conditions provided for in Article L. 443-5 of the Labor Code and shall be equal to at least 80% of the Reference Price (as defined below); however, the General Meeting expressly authorizes the Board of Directors, if deemed appropriate, to reduce or eliminate the aforementioned discount, within legal and regulatory limits, in order to take into account, *inter alia*, the local legal, accounting, tax and corporate regimes; for the purposes of this paragraph, the term "Reference Price" means the average of the opening prices of the Company's share on the Eurolist market of Euronext Paris during the twenty trading sessions prior to the day of the decision setting the opening date for subscriptions for members of a savings plan;
4. authorizes the Board of Directors to grant, for no consideration, to the above-mentioned beneficiaries (in addition to shares or securities that provide access to the capital to be subscribed in cash) shares or securities providing access to the share capital to be issued or already issued, as substitution for all or part of the discount compared to the Reference Price and/or any over-allotment (*abondement*); it being understood that the benefit resulting from this grant may not exceed the legal or regulatory limits in accordance with Articles L. 443-5 and L. 443-7 of the Labor Code;
5. decides to suppress, in favor of the beneficiaries mentioned above, the preferential subscription right of shareholders to securities that are the subject of this resolution, said shareholders moreover waiving any right to the free shares or other securities providing access to share capital, including part of the reserves, retained earnings or premiums included in the equity, that may be issued pursuant to this resolution;
6. authorizes the Board of Directors, subject to the conditions of this delegation, to assign shares to the members of a Company savings plan as provided for by Article L. 443-5 of the Labor Code;
7. decides that the Board of Directors shall have all powers to implement this delegation, with the option to sub-delegate

these powers subject to applicable law, within the limitations and subject to the conditions specified above, and in particular, to:

- determine under the conditions set by law the list of companies whose aforementioned beneficiaries shall be able to subscribe for shares or other securities providing access to capital and benefit from shares or other securities granted for no consideration, if any,
- decide that the subscriptions may be carried out directly by the beneficiaries or through mutual funds *(fonds communs de placement d'entreprise)* or other structures or entities permitted under applicable laws and regulations,
- determine the conditions, in particular regarding seniority, that beneficiaries of capital increases must satisfy,
- set the opening and closing dates for subscriptions,
- determine the amount of the issuances that will be realized as a result of this authorization and set in particular the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights attached to the securities (even retroactive), as well as all other terms and conditions of the issuances, within the applicable legal and regulatory restrictions,
- in the case of a grant of shares or other securities providing access to the capital for no consideration, to determine the number of shares or other securities to be granted and the number allocated to each beneficiary, and set the dates, periods, terms and conditions of the grant of such shares or other securities within the applicable legal and regulatory restrictions and, in particular, to choose either to fully or partially substitute the granting of such shares or securities for the discounts in relation to Reference Price provided for above, or to offset the counter-value of such shares or securities against the total amount of the over-allotment (abondement), or to combine both possibilities,
- in the case of newly issued shares, to offset, if need be, the amounts needed to issue such shares against reserves, profits or issuance premiums; declare the completion of each share capital increase and amend the articles of association accordingly; generally, undertake any required actions or formalities;
- declare the completion of each capital increase up to the amount of the shares that are actually subscribed for,
- if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new capital after each capital increase,
- enter into any agreements, accomplish directly or indirectly through an agent any transactions and terms, including performing formalities following capital increases and subsequent modifications of the articles of association,
- and more generally, enter into all agreements to ensure the successful completion of any contemplated issuances, take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto or following the capital increase;

8. decides that this authorization replaces any prior authorization granted to the Board of Directors to carry out capital increases through the issuance of the shares reserved for members of savings plans, without preferential subscription right in favor of the members, effective from this day and for the value of any unused portion of any prior delegation.

## Twelfth resolution

**Authorization for the Board of Directors to increase share capital reserved for a category of beneficiaries, without preferential rights in favor of such beneficiaries**

The General Meeting, acting in accordance with the quorum and majority criteria required for Extraordinary General Meetings, and having examined the report of the Board of Directors and the Auditors' special report, pursuant to the provisions of Articles L. 225-129 *et seq.* and L. 225-138 of the Commercial Code:

1. grants to the Board of Directors the powers necessary to increase share capital at any time, it may determine, and on one or more occasions, up to 0.2% of the share capital at the date of the decision of the Board of Directors, by issuing shares reserved for the category of beneficiaries referred to below;

2. decides that the maximum aggregate amount of the share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the seventeenth resolution approved by the Extraordinary General Meetings of May 11, 2006 or to the total cap set forth in a resolution having the same nature that may succeed the aforementioned resolution during the validity of this resolution;

3. decides to suppress the preferential subscription right of shareholders to shares issued pursuant to this resolution in favor of the category of beneficiaries having the following characteristics: any company owned by a bank institution involved at the request of the Company in order to set up a structured offer of shares reserved for employees and/or officers of companies affiliated with the Company as per Article L. 225-180 of the Commercial Code and Article L. 444-3 of the Labor Code, and having their registered seats outside France, it being specified that the principal corporate purpose of such company shall be to subscribe shares of the Company provided however that such subscriptions shall be necessary in order to allow the aforementioned employees and officers to benefit from employees' shareholding plans equivalent, in terms of economic profile, to those available to the other employees of the Veolia Environnement Group;

4. decides that the issue price of the shares to be issued pursuant to this resolution shall be set by the Board of Directors on the basis of the share price on the Eurolist market; this price shall be equal to the average opening price of the Company's share on the Eurolist of Euronext Paris during the twenty trading sessions prior to the day of the decision setting the opening date for subscriptions pursuant to the eleventh resolution of this Meeting less a 20% maximum discount; it being mentioned that, if deemed appropriate, the Board of Directors may decide to reduce or eliminate the aforementioned discount, in order to take into account, *inter alia*, the local legal, accounting, tax and corporate regimes;

5. decides that the Board of Directors shall have all powers subject to applicable laws and to the conditions reffered to above, including the ability to sub-delegate its powers, in order to implement this delegation, and in particular, to:

- set the date and price for subscriptions of the shares to be issued pursuant to this resolution, as well as the other terms of the issuance, including the date of titles to the shares issued pursuant to this resolution (even retroactive),
- set the list of the beneficiaries of the suppression of subscription rights within the category defined above, as well as the number of shares to be subscribed by each beneficiary,
- perform, if need be, all formalities necessary to list the shares issued pursuant to this delegation on the Eurolist market of Euronext Paris,
- declare the completion of each capital increase, amend the articles of association accordingly, perform directly or indirectly all operations and formalities necessary to the capital increase,
- should it deem it necessary, allocate the costs of capital increases to the amount of premiums related thereto, and
- withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new capital after each capital increase.

Any capital increase effected pursuant to this resolution shall be carried out within a maximum period of 18 months from the date of this Meeting.

## Thirteenth resolution

**Authorization for the Board of Directors to award, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers**

The General Meeting, acting in accordance with the quorum and majority criteria required for Extraordinary General Meetings, and having examined the report of the Board of Directors and the Auditors' special report:

1. grants to the Board of Directors, in accordance with the provisions of Articles L. 225-197-1 *et seq.* of the Commercial Code, the powers necessary to award, on one or more occasions, newly issued or existing shares (excluding preferred shares) for no consideration to beneficiaries that it may determine and to be chosen among employees of the Company or of companies or groups affiliated to the Company as per Article L. 225-197-2 of the Commercial Code, or among officers or Directors of the Company or of companies or groups related to the Company as per Article L. 225-197-1, II of the Commercial Code, subject to the following conditions;
2. decides that the newly issued or existing shares awarded pursuant to this authorization may not exceed 0.5% of the Company's share capital on the day of the decision of the Board of Directors, it being specified that the total amount of the share capital increases that may be effected immediately or over time pursuant to this authorization (excluding the adjustments referred to in paragraph 4 hereinafter) shall be subject to the total cap set forth in paragraph 3 of the seventeenth resolution approved by the Extraordinary General Meeting of May 11, 2006 or to the total cap set forth in a resolution having the same nature that may succeed the aforementioned resolution during the validity of this resolution;
3. decides that the award of such newly issued or existing shares to their beneficiaries shall become final only at the end of a minimum acquisition period as decided upon by the Board of Directors, it being mentioned that this period shall not be less than 2 years and that the beneficiaries shall hold these shares during a minimum period as decided upon by the Board of Directors, it being mentioned that this holding period shall not be less than 2 years. However, the General Meeting authorizes the Board of Directors to reduce or suppress the minimum holding period for such shares, provided that the minimum holding period is not less than 4 years for all or part of one or more awards.

   Besides, the General Meeting decides that in case of disability of the beneficiary corresponding to the second or third classes provided for by Article L. 341-4 of the Social Security Code, the shares shall be finally awarded to such beneficiary before the expiration of the minimum acquisition period. Such shares shall be freely transferable from their deliveries;
4. decides that the Board of Directors shall have all powers, including the ability to sub-delegate its powers subject to applicable law, to carry out this authorization, and in particular, to:

- determine if the shares granted for no consideration are existing shares or not,
- determine the beneficiaries of free awards of shares among employees of the Company or of companies or groups as specified above, and the number of shares awarded to each of them,
- determine the conditions and the criteria, if any, for awarding shares, in particular the acquisition period and the holding period required for each beneficiary, pursuant to the conditions above,
- specify an option for the temporary suspension of rights to shares,
- declare the dates of the definitive awarding of shares and the dates from which such shares are fully transferable, in accordance with applicable regulation,
- register awarded shares for no consideration in an account in the name of their holder, with mention of the fact that such shares are unavailable for a given period, and end the unavailability of such shares upon any circumstance provided for by applicable regulation,
- carry out any adjustments to the number of free shares awarded that are necessary to protect the interests of the beneficiaries in order to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the

capital through incorporation of reserves, granting free shares, increasing the share capital by issuance of new shares with preferential subscription rights, stock-split or reverse stock-split, distributing reserves, premiums or any other assets, amortizing share capital, modifying the allocation of earnings by the issuance of preferred shares or conducting any other transaction relating to share capital; it being specified that the shares granted in accordance with these adjustments shall be granted on the same day that the shares initially granted,

- in the case of awards of newly issued shares, declare the completion of each share capital increase, perform all formalities necessary to issue, list or service the issued securities, and amend the articles of association accordingly; and generally, undertake any required actions or formalities;

5. notes that in respect of newly issued shares, this delegation automatically provides, at the end of any attribution period, for any share capital increase that occurs through incorporation of reserves, profit or premium, an express waiver by existing shareholders (in favor of the beneficiaries hereof) of their rights to the reserves, profit or premium incorporated and of their preferential subscription right regarding shares that will be issued over time;

6. notes that, in the event that the Board of Directors should use the delegation granted to it in this authorization, the Board of Directors shall report to the next Ordinary General Meeting the transactions conducted pursuant to Articles L. 225-197-1 to Article L. 225-197-3 of the Commercial Code, in accordance with Article L. 225-197-4 of said Code;

7. notes that this delegation replaces any prior delegation of authority given to the Board of Directors to award, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers, effective from this day and for the value of any unused portion of any prior delegation;

8. sets the term of validity of the delegation that is the subject of this resolution at twenty-six months from the date of this Meeting.

### Fourteenth resolution

**Harmonization of the articles of association with the provisions of the Decree of December 11, 2006**

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary General Meetings, and acting pursuant to the recommendation of the Board of Directors, decides to modify the third paragraph of Article 22 of the articles of association as follows:

*"3 — The right to participate in Meetings is subject to the record of the shares in the name of the shareholder or of the authorized intermediary registered on behalf of such shareholder at least three business days prior to the Meeting, at zero hours, Paris time, either in the shareholders' register held by the Company, or in the bearer share account held by the intermediary.*

*The registration or record in the bearer share account held by the authorized intermediary is authenticated by a certificate of participation issued by such authorized intermediary, attached to the postal or proxy voting form or as part of an application for an admission card in the shareholder's name or on behalf of the shareholder represented by the registered intermediary. A certificate is also issued to any shareholder who wishes to attend the Meeting in person and has not received an admission card by the third business day prior to the Meeting, at zero hours, Paris time."*

### Fifteenth resolution

**Authorization for the Board of Directors to decide, during a takeover bid period, to issue warrants with preferential rights to subscribe shares of the Company, including their free issue to all of the Company's shareholders**

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary General Meetings and having taken formal note of the Board of Directors' report and the Auditors' special report:

1. delegates to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, the authorization to decide, with the power to defer or renounce, in the event that the Company is subject to a takeover bid and during the aforementioned offer period, on an issuance, on one or several occasions, of warrants subject to the terms

of Articles L. 233-32-II and L. 233-33 of the Commercial Code with preferential rights to subscribe shares of the Company, and on the award of these warrants to all shareholders of the Company eligible before the expiration of the takeover bid period, for no consideration;

2. sets the maximum number of warrants to be issued by virtue of this delegation as the number of shares composing the share capital at the time of the issue and the maximum nominal value of the share capital increases resulting from the exercising of these warrants as 513 million euros, it being specified that this cap is set independently from any other cap with regard to issuances of shares or securities convertible, immediately or over time, into the Company's shares which are in force at the date of this General Meeting and that these caps do not take into account any other adjustment likely to happen pursuant to applicable laws and regulations, and any contractual provisions providing for other cases of adjustments in order to protect the rights of the holders of securities convertible, immediately or over time, into the Company's shares, if any;

3. decides that the Board of Directors will have all powers to implement this delegation, in order, in particular, to:

- determine the conditions of exercise of these warrants, as well as any other terms of these warrants, including their price of exercise and the method of determination of this price,
- determine, if need be, the conditions of exercise of the rights attached to the shares subscribed by the exercise of the warrants and, in particular, fix the date, even retroactively, as from which the new shares shall entitle to rights, as well as any other feature or terms of the capital increase,
- decide that the fractional shares shall not be tradable and that the corresponding securities shall be sold,
- declare the completion of each share capital increase and amend the articles of association accordingly,
- make public, before the closing of the offer period, the intention of the Company to issue warrants in accordance with this delegation,
- generally, enter into all agreements to ensure the successful completion of any contemplated issuances, and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto,
- provide for the possibility to potentially suspend the exercise of the rights attached to the warrants during a maximum period of 3 months, and
- set the manner to protect the rights of the warrant holders in accordance with applicable laws and regulations;

4. notes that the warrants issued pursuant to this resolution shall become null and void should the takeover bid or any other competitive offer lapse or be withdrawn;

5. sets the term of validity of the delegation of authority that is the subject of this resolution as eighteen months from the date of this Meeting.

## Sixteenth resolution

**Authorization for the Board of Directors to act during a period of takeover bid initiated for the shares of the Company, where the reciprocity rule applies**

The General Meeting, acting in accordance with the quorum and majority criteria required for Extraordinary General Meetings and having taken formal note of the Board of Directors' report in accordance with the provisions of Article L. 233-33 of the Commercial Code:

1. authorizes the Board of Directors with the option of sub-delegating its powers, if a takeover bid is initiated for the shares of the Company and in the case where the first paragraph of Article L. 233-33 of the Commercial Code is applicable, to carry out the delegations or authorizations granted pursuant to the tenth, eleventh, twelfth and thirteenth resolutions of this Meeting and the seventeenth, eighteenth, nineteenth, twentieth, twenty-second, twenty-fourth and twenty-sixth resolutions of the Extraordinary General Meeting of May 11, 2006, provided, however, that the aforementioned resolutions are still valid at the time the Board of Directors carries out this resolution;

2. decides that the Board of Directors shall have all powers to implement this delegation, subject to applicable laws;

3. sets the term of validity of this authorization that is the subject of this resolution as 18 months from the date of this Meeting.

## Ordinary and Extraordinary General Meeting

### Seventeenth resolution

**Powers to carry out formalities**

The General Meeting, acting in accordance with the quorum and majority criteria required for Extraordinary General Meetings, grants all powers to the bearer of a copy or an excerpt of the minutes of this Meeting to carry out all filings and other formalities wherever needed.

# Report of the Statutory Auditors

on the increase of the share capital by issuing shares or securities convertible, immediately or over time, into the Company's shares, and reserved for members of savings plans, without preferential subscription rights in favor of such members

SALUSTRO REYDEL
Member of KPMG International
1, cours Valmy
92923 Paris-La Défense Cedex
S.A. au capital de €3,824,000
Statutory Auditors
Member of the Paris Regional Association

ERNST & YOUNG et Autres

41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable
Statutory Auditors
Member of the Versailles Regional Association

## COMBINED GENERAL MEETING ON MAY 10, 2007

(Eleventh resolution)

Dear Shareholder,

In our capacity as Statutory Auditors of your Company and pursuant to the mission provided by Articles L. 225-135 and following, and L. 228-92 of the Commercial Code, we present our report on the proposed delegation of power to the Board of Directors, on which you are asked to make a decision, to increase the share capital by a maximum amount of 1% of the authorized share capital on the date of the decision of your Board of Directors, by the issue of shares or negotiable securities giving access to the share capital reserved for members of Company savings plans set up within the Veolia Environnement group, while removing the preferential subscription right.

This increase of the share capital is subject to your approval pursuant to the provisions of Articles L. 225-129-6 of the Commercial Code and L. 443-5 of the Employment Code.

On the basis of its report, your Board of Directors proposes that you delegate to it the power to decide to increase the share capital on one or more occasions during a period of twenty-six months, together with the power to subdelegate the said power, and that you waive your preferential subscription right. If necessary, it will be the responsibility of the Board of Directors to determine the definitive conditions of this issue operation.

Your Board of Directors will be responsible for the preparation of a report in accordance with Articles 154 and 155 of the Decree dated March 23, 1967. It is our responsibility to give our opinion on the sincerity of the figures derived from the accounts, on the proposed removal of the preferential subscription right and on certain other information regarding the issue, contained in this report.

We have carried out our work in accordance with professional standards applicable in France. These standards require steps to be taken to verify the content of the report of the Board of Directors relating to this operation, and the manner of determination of the issue price.

Subject to subsequent examination of the conditions of the increase of the share capital decided upon, we have no observation to make on the manner of determination of the issue price referred to in the report of the Board of Directors.

Since the issue price has not yet been determined, we express no opinion on the definitive conditions under which the increase of the share capital might take place, and consequently, on the proposal made to you to remove the preferential subscription right.

In accordance with Article 155-2 of the Decree dated March 23, 1967, we will, if necessary, prepare an additional report in the event that this authorization is used by your Board of Directors.

Paris-La Défense and Neuilly-sur-Seine, March 30, 2007
The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG International
Bernard Cattenoz Bertrand Vialatte

ERNST & YOUNG et Autres
Jean Bouquot Patrick Gounelle

# Report of the Statutory Auditors

on the increase of the share capital reserved for a category of beneficiaries, without preferential rights in favor of such beneficiaries

SALUSTRO REYDEL
Member of KPMG International
1, cours Valmy
92923 Paris-La Défense Cedex
S.A. au capital de €3,824,000
Statutory Auditors
Member of the Paris Regional Association

ERNST & YOUNG et Autres
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable
Statutory Auditors
Member of the Versailles Regional Association

## COMBINED GENERAL MEETING ON MAY 10, 2007

(Twelfth resolution)

Dear Shareholder,

In our capacity as Statutory Auditors of your Company and pursuant to the mission provided by Articles L 225-135 and following of the Commercial Code, we present our report on the proposed delegation of power to the Board of Directors, on which you are asked to make a decision, to increase the share capital by the issue of shares while removing the preferential subscription right, the total number of shares to be issued representing a maximum of 0.2% of the authorized share capital on the date of the decision of your Board of Directors and being reserved for certain categories of beneficiary.

The total maximum nominal amount of the increases of the share capital that could be carried out pursuant to this proposed delegation of power will be charged to the amount of the global ceiling provided by paragraph 3 of the seventeenth resolution approved by the Extraordinary General Meeting on May 11, 2006, or to the amount of the global ceiling provided by any resolution of the same nature that might replace the said resolution during the period of validity of this proposed delegated power.

On the basis of its report, your Board of Directors proposes that you delegate to it the power to decide to increase the share capital on one or more occasions during a period of eighteen months, together with the power to subdelegate the said power, and that you waive your preferential subscription right. If necessary, it will be the responsibility of the Board of Directors to determine the definitive conditions of this issue operation.

Your Board of Directors will be responsible for the preparation of a report in accordance with Articles 154 and 155 of the Decree dated March 23, 1967. It is our responsibility to give our opinion on the sincerity of the figures derived from the accounts, on the proposed removal of the preferential subscription right and on certain other information regarding the issue, contained in this report.

We have carried out our work in accordance with professional standards applicable in France. These standards require steps to be taken to verify the content of the report of the Board of Directors relating to this operation, and the manner of determination of the issue price.

Subject to subsequent examination of the conditions of the increase in the share capital decided upon, we have no observation to make on the manner of determination of the issue price of the securities to be issued referred to in the report of the Board of Directors.

Since the issue price of the securities to be issued has not yet been determined, we express no opinion on the definitive conditions under which the increase in the share capital might take place, and consequently, on the proposal made to you to remove the preferential subscription right.

In accordance with Article 155-2 of the Decree dated March 23, 1967, we will, if necessary, prepare an additional report in the event that this authorization is used by your Board of Directors.

Paris-La Défense and Neuilly-sur-Seine, March 30, 2007
The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG International
Bernard Cattenoz Bertrand Vialatte

ERNST & YOUNG et Autres
Jean Bouquot Patrick Gounelle

# Special report of the Statutory Auditors

on the awarding, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers

SALUSTRO REYDEL
Member of KPMG International
1, cours Valmy
92923 Paris-La Défense Cedex
S.A. au capital de €3,824,000
Statutory Auditors
Member of the Paris Regional Association

ERNST & YOUNG et Autres

41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable
Statutory Auditors
Member of the Versailles Regional Association

## Combined General Meeting on May 10, 2007

(Thirteenth resolution)

Dear Shareholder,

In our capacity as Statutory Auditors of your Company and pursuant to the mission provided by Article L. 225-197-1 of the Commercial Code, we have prepared this report on the proposed free allocation of existing shares or of shares to be issued up to a maximum of 0.5% of the authorized share capital, to employees and/or officers or certain of them, of the company Veolia Environnement and of companies or groupings associated with that Company within the meaning of Article L. 225-197-2 of the Commercial Code.

Your Board of Directors proposes that you authorize it to allocate, free of charge, existing shares or shares to be issued. It will be responsible for the preparation of a report on the operation that it proposes to be allowed to carry out. It is our responsibility, if necessary, to make any observations on the information thus provided to you regarding the envisaged operation.

In the absence of any professional standard applicable to this operation, which arises from a legislative provision dated December 30, 2004, we have taken the steps that we considered necessary. These steps included, in particular, verification that the envisaged terms and conditions referred to in the report of the Board of Directors are in accordance with the legal provisions.

We have no observation to make with regard to the information contained in the report of the Board of Directors in relation to the envisaged operation to allocate shares free of charge.

Paris-La Défense and Neuilly-sur-Seine, March 30, 2007

The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG International
Bernard Cattenoz    Bertrand Vialatte

ERNST & YOUNG et Autres
Jean Bouquot    Patrick Gounelle

# Report of the Statutory Auditors

on the issue, during a takeover bid period, to issue warrants with preferential rights to subscribe shares of the Company, including their free issue to all of the Company's shareholders

SALUSTRO REYDEL
Member of KPMG International
1, cours Valmy
92923 Paris-La Défense Cedex
S.A. au capital de €3,824,000
Statutory Auditors
Member of the Paris Regional Association

ERNST & YOUNG et Autres
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable
Statutory Auditors
Member of the Versailles Regional Association

## COMBINED GENERAL MEETING ON MAY 10, 2007

(Fifteenth resolution)

Dear Shareholder,

In our capacity as Statutory Auditors of your Company and pursuant to the mission provided by Article L. 228-92 of the Commercial Code, we present our report on the proposed issue, free of charge, of warrants to subscribe for shares in the event of a takeover bid for the Company, on which you are asked to make a decision.

On the basis of its report, your Board of Directors proposes that you delegate to it the power, during a period of eighteen months and in the context of Article L. 233-32-II of the Commercial Code:

- to decide to issue warrants subject to the regime provided by Article L. 233-32-II of the Commercial Code, to subscribe for one or more shares of the Company on preferential conditions, and to allocate them free of charge to all shareholders of the Company having that capacity before the expiry of the period of the takeover bid;
- to determine the conditions of exercise and the characteristics of the said warrants.

The maximum nominal amount of the shares that could be issued in this way may not exceed the upper limit of €519 million, and the maximum number of warrants that could be issued may not exceed the number of shares composing the share capital at the time of the issue.

Your Board of Directors will be responsible for the preparation of a report in accordance with Articles 154, 155, 155-1 and 155-3 of the Decree dated March 23, 1967. It is our responsibility to give our opinion on the sincerity of the figures derived from the accounts and on certain other information regarding the issue, contained in this report.

We have carried out our work in accordance with the professional guidelines applicable in France, which require steps to be taken to verify the content of the report of the Board of Directors relating to this operation.

We have no observation to make on the information contained in the report of the Board of Directors relating to the envisaged issue of warrants to subscribe for shares in the event of a takeover bid for the Company.

We will, if necessary, prepare an additional report with a view to the confirmation by a General Meeting provided by Article L. 233-32-III of the Commercial Code and in accordance with Article 155-2 of the Decree dated March 23, 1967, in the event that this authorization is used by your Board of Directors.

Paris-La Défense and Neuilly-sur-Seine, March 30, 2007

The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG International
Bernard Cattenoz    Bertrand Vialatte

ERNST & YOUNG et Autres
Jean Bouquot    Patrick Gounelle

# Documents and information

Covered by Articles 133, 135 and 138 of Decree no. 67-236 of March 23, 1967 of the Commercial Code

**Please return this application form to**

**Société Générale**
**Département des titres et Bourse**
**Service des Assemblées**
**32, rue du Champ-de-Tir**
**BP 81236**
**44312 Nantes Cedex 3**

I, the undersigned (1): ..................................................

Name (Mr./Mrs./Ms.): ..................................................

First name: ..................................................

Full address: ..................................................

Number: .................... Sreet: ..................................................

Post code: .................... City/town: ..................................................

Owner of: .................... registered shares: ..................................................

.................... bearer shares (2) or managed registered shares: ..................................................

wish to receive, at the above address, the documents or information stated under Articles 33, 135 and 138 of Decree no. 67-236 of March 23, 1967 regarding the Ordinary and Extraordinary Shareholders' Meeting of Thursday May 10, 2007, except those attached to the single proxy and postal vote form.

Executed in: .................... on: .................... 2007

Signature

In accordance with Article 138, subparagraph 3 of Decree no. 67-236 of March 23, 1967, registered shareholders can make a single application to the Company for the aforementioned documents and information to be sent at the time of future Shareholders' Meeting.

(1) For legal entities, please give the exact registered name
(2) Attach a copy of the certificate of participation, as provided by the financial intermediary that manages your portfolio

VEOLIA
ENVIRONNEMENT

Public Limited Company with a Board of Directors,
and a share capital of 2,063,132,750 euros

Corporate Headquarters:
36-38, avenue Kléber – 75116 Paris
403 210 032 RCS Paris

Information – shareholders:
0 805 800 000 – Toll-free number in France
(no charge, except in Overseas Departments and Territories)

Labrador 01 53 06 30 80